Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference of our report dated November 25, 2015, with respect to the consolidated balance sheets of Wincor Nixdorf AG as of September 30, 2015 and 2014 and the related consolidated statements of income, comprehensive income, cash flows and changes in group equity for each of the fiscal years in the three-year period ended September 30, 2015, which report is incorporated by reference into the Current Report on Form 8-K/A of Diebold, Incorporated dated September 23, 2016, herein and to the reference of our firm under the heading “Experts” in the prospectus.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Bielefeld, Germany

September 23, 2016